Mail Stop 3561

July 31, 2008

Mr. Daniel Thompson
Chief Executive Officer
Cardiff International, Inc.
16255 Ventura Blvd, Suite 525
Encino, CA 91436

> **Re:** **Cardiff International, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2008**
> **Filed May 20, 2008**
> **File No. 000-49709**

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Item 8A Controls and Procedures

(b) Management's Report on Internal Controls Over Financial Reporting, page 27

1. Please revise to clearly indicate if management has concluded that internal control over financial reporting was effective or not effective.

Daniel Thompson
Cardiff International, Inc.
July 31, 2008
Page 2

2. We note that you have not provided a statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report." Please revise to provide such disclosure as required by paragraph a(4) of Item 308(T) of Regulation S-B.

3. We note you have not identified the framework used by management to evaluate the effectiveness of your internal control over financial reporting as required by paragraph a(2) of Item 308(T). Please advise or revise.

4. We note your disclosure that there were no significant changes in your internal control or other factors that could significantly affect such controls subsequent to the date of your officer's evaluations. Revise to state clearly, if true, that there were no changes in internal control over financial reporting identified in connection with the evaluation that occurred during your last fiscal quarter, that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

5. Please revise to disclose the specific steps that the company has taken, if any, to remediate the material weaknesses identified. Disclose when the material weaknesses were identified, by whom the weaknesses were identified and when the material weaknesses first began.

Section 302 Certifications

6. We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
   - The identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual's title.
   - In paragraph 2, you identify the wrong periodic reports (i.e., you refer to a Form 10-KSB/A when the certifications are filed with your annual report on Form 10-KSB.) The identification of the report in paragraph 2 should correspond to the associated filing.
   - The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))

- Paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not included.

Please revise to address each of the matters noted above.

Form 10-QSB for the Quarterly Period Ended March 31, 2008

7. Beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file on Form 10-Q, the disclosure requirements of that form are now tailored for smaller companies. We note that your quarterly report for the first quarter of fiscal year 2008 was on Form 10-QSB and not Form 10-Q. Although we are not asking you to correct that filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your recently filed quarterly reports do not contain all required material information. In any event, you should file your next quarterly report on Form 10-Q.

8. Please revise your quarterly report, as necessary, to comply with the comments above on your Form 10-KSB (e.g. Section 302 certifications).

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services